UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Neurologix, Inc.

______________________________________________________________________________

(Name of Issuer)

Common Stock

______________________________________________________________________________

(Title of Class of Securities)

64125U109

______________________________________________________________________________

(CUSIP Number)

Palisade Private Partnership, L.P.

One Bridge Plaza

Suite 695

Fort Lee, NJ 07024

(800) 330-9966

______________________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2006

______________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 64125U109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only)

Palisade Private Partnership, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number Of Shares	7	Sole Voting Power
Beneficially Owned By	8	Shared Voting Power	6,839,252
Each Reporting	9	Sole Dispositive Power
Person With	10	Shared Dispositive Power	6,839,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,839,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

20.55%

14.	Type of Reporting Person.

PN

SCHEDULE 13D/A

CUSIP No. 64125U109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)

Palisade Private Holdings, LLC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number Of Shares	7	Sole Voting Power
Beneficially Owned By	8	Shared Voting Power	6,839,252
Each Reporting	9	Sole Dispositive Power
Person With	10	Shared Dispositive Power	6,839,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,839,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

20.55%

14.	Type of Reporting Person.

HC

SCHEDULE 13D/A

CUSIP No. 64125U109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons

(entities only)

Palisade Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States

Number Of Shares	7	Sole Voting Power
Beneficially Owned By	8	Shared Voting Power	6,839,252
Each Reporting	9	Sole Dispositive Power
Person With	10	Shared Dispositive Power	6,839,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,839,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

20.55%

14.	Type of Reporting Person.

IA

SCHEDULE 13D/A

CUSIP No. 64125U109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only)

Steven E. Berman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

United States

Number Of Shares	7	Sole Voting Power
Beneficially Owned By	8	Shared Voting Power	6,839,252
Each Reporting	9	Sole Dispositive Power
Person With	10	Shared Dispositive Power	6,839,252

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,839,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

20.55%

14.	Type of Reporting Person.

IN

SCHEDULE 13D/A

This Amendment No. 1 (this "Amendment ") amends and restates the Schedule 13D filed with the Securities and Exchange Commission by Palisade Private Partnership, L.P., a Delaware limited partnership ("Palisade"), on February 10, 2004.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 (the "Common Stock"), of Neurologix, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Bridge Plaza, Suite 605, Fort Lee, New Jersey 07024.

Item 2.	Identity and Background.

Palisade, a Delaware limited partnership, Palisade Private Holdings, LLC, a Delaware limited liability company ("Holdings"), and Palisade Capital Management, L.L.C., a New Jersey limited liability company ("PCM"), have their business addresses and principal executive offices at One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024. The principal business of Palisade is as an investment limited partnership. The principal business of Holdings is to serve as the general partner of Palisade. The principal business of PCM is as an investment manager.

Steven E. Berman is the managing member of Palisade and a principal of PCM and Holdings. His business address is One Bridge Plaza, Suite 695, Fort Lee, New Jersey 07024. Mr. Berman's principal occupation is as an investment advisor with PCM. Mr. Berman is a United States citizen.

Palisade, Holdings, PCM and Mr. Berman have never been convicted in any criminal proceeding, nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No funds were used by Palisade to purchase the 6,839,252 shares of the Company's Common Stock.

Item 4.	Purpose of Transaction.

Palisade acquired the 6,839,252 shares of Commons Stock pursuant to the Agreement and Plan of Merger dated as of August 13, 2003, and amended by Amendment No. 1 to Agreement and Plan of Merger dated as of November 14, 2003 (as amended, the "Merger Agreement") by and between CTP/N Merger Corp., a Delaware corporation, and a wholly-owned subsidiary of the Company, and Neurologix Research, Inc. (formerly known as Neurologix, Inc.), a Delaware corporation, a copy of which was included as Exhibit 2 to the Schedule 13D filed by Palisade on February 10, 2004. Palisade agreed to convert its shares of Neurologix Research, Inc. into shares of the Common Stock of the Company after the closing of the merger at an exchange ratio agreed upon in the Merger Agreement.

                              Palisade has acquired such shares for the purpose of making an investment in the Company. Palisade will periodically review its investment and may at any time determine to increase or decrease it, depending on various factors including, but not limited to, the price of such shares, general economic and stock market conditions, the Company's business and prospects, and the amount of funds available to it.

Other than as described above, Palisade has no present plans which relate to or would result in (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of May 11, 2006, Palisade beneficially owned 6,839,252 shares of Common Stock. Assuming conversion of the shares of preferred stock described in Item 6 below, Palisade beneficially owns 20.55 % of the outstanding Common Stock. Palisade has voting and dispositive power with respect to all of such shares; by reason of the relationship among them, each of Palisade, Holdings, PCM and Steven E. Berman may be deemed to share voting and dispositive power with respect to all of such shares.

During the sixty days preceding the filing of this Amendment, Palisade did not engage in any transactions in the Company's securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

On May 11, 2006, the Company issued and sold shares of its Series C Preferred Stock and Warrants to certain investors led by General Electric Pension Trust and DaimlerChrysler Corporation Master Retirement Trust (the "Investors"), pursuant to the Stock and Warrant Subscription Agreement attached hereto as Exhibit 10.1 (the "Agreement"). Palisade and certain other of the Company's principal stockholders (collectively, the "Holders") are a party to the Agreement for the limited purposes of Sections 3.2 and 3.3 thereof. Section 3.2 provides that no Holder may sell, assign or otherwise dispose of his or its Company shares (other than in a public offering) without first offering to sell such securities to the Investors on a pro rata basis. Section 3.3 provides that the Investors will have the right to participate on a pro rata basis, and on the same terms and conditions, in any private sale of Company securities by the Holders. These rights are transferable to any purchaser of at least 50% of the shares held by any Investor.

The foregoing summary is qualified in its entirety by reference to Sections 3.2 and 3.3 of the Agreement which are attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 7.	Material to Be Filed As Exhibits

See attached exhibit list.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated as of: May 17, 2006

PALISADE PRIVATE PARTNERSHIP, L.P.

By: Palisade Private Holdings, LLC, General Partner

/s/ Steven E. Berman

Steven E. Berman, Managing Member

PALISADE PRIVATE HOLDINGS, LLC

/s/ Steven E. Berman

Steven E. Berman, Managing Member

PALISADE CAPITAL MANAGEMENT, L.L.C.

/s/ Steven E. Berman

Steven E. Berman

/s/ Steven E. Berman

Steven E. Berman

Exhibits

10.1

Stock and Warrant Subscription Agreement, dated as of May 10, 2006, by and between Neurologix, Inc., General Electric Pension Trust, the DaimlerChrysler Corporation Master Retirement Trust, ProMed Partners, LP, ProMed Partners II, LP, ProMed Offshore Fund Ltd., ProMed Offshore Fund II, Ltd., Paul Scharfer and David B. Musket. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 11, 2006.)

99.1	Joint Filing Agreement*

* Filed herewith